EXHIBIT 7(e)

[TVG LETTERHEAD]

VIA FACSIMILE AND FEDERAL EXPRESS

Victor Gallo

Youbet.com, Inc.

5901 De Soto Avenue

Woodland Hills, CA 91367

Re:    Exercise of TVG Board Representation Right

Dear Victor:

ODS Technologies, L.P., d/b/a TVG Network (“TVG”) has received the draft revised proxy statement (the “Draft Proxy Statement”) that you provided on Friday, November 7, 2003 in connection with the rescheduled annual meeting (the “Annual Meeting”) of Youbet.com, Inc. (“UBET”). We will have comments on the Draft Proxy Statement that we will provide to you promptly, based in part on the information sought below.

This letter constitutes notice of the exercise by TVG of its right pursuant to Section 4.05 of the Warrant Issuance Agreement between UBET and TVG dated as of May 18, 2001 to designate a number of directors to the UBET board of directors (the “UBET Board”) in a ratio based on TVG’s overall ownership of UBET common stock.

Based on TVG’s current ownership of UBET common stock, TVG believes it is entitled to designate a number of directors to the UBET Board in a ratio of one TVG designee for every five total directors. TVG believes it is currently entitled to designate one director pursuant to Section 4.05.

Pursuant to Section 4.05, UBET is obligated at each annual or special meeting of the stockholders of UBET at which members of the UBET Board are to be elected to use its best efforts to cause the UBET Board or any authorized committee thereof to nominate and recommend the election to the UBET Board of the directors designated by TVG. UBET is further obligated (i) to use its best efforts to fill any vacancy created by the resignation, withdrawal or removal of any director designated by TVG with a new director designated by TVG and (ii) to not take any action to increase the number of directors constituting the full UBET Board, if as a result of such increase and in the filling of vacancies created thereby, the ratio of directors of the UBET Board designated by TVG to the total number of directors shall be a fraction less than the ratio as it existed prior to such increase. TVG expects UBET to fulfill these obligations in connection with the Annual Meeting.

The Draft Proxy Statement does not include information about when UBET intends to file its proxy materials, when UBET intends to hold its Annual Meeting, what the record date for the Annual Meeting will be, or who UBET’s nominees will be. TVG requests that UBET immediately provide the following information in accordance with UBET’s obligation to use its best efforts to nominate TVG designees for election at the Annual Meeting:

Victor Gallo

November 10, 2003

1. When does UBET intend to hold its Annual Meeting?

2. When does UBET intend to file its proxy statement for the Annual Meeting?

3. What will be the record date for the Annual Meeting?

4. Who will be UBET’s nominees to the UBET Board in addition to the nominee designated by TVG?

5. Will UBET comply with its obligations under Section 4.05?

TVG hereby gives notice that to the extent UBET increases the size of the UBET Board prior to or in connection with the Annual Meeting such that TVG would be entitled to identify additional director designees pursuant to Section 4.05, TVG wishes to exercise its right to identify additional director designees.

TVG will notify UBET of the identity of its director designee or designees, to the extent UBET intends to increase the size of the UBET Board such that TVG would have the right to identify additional director designees, promptly after receipt of the foregoing information. In accordance with its best efforts obligation, UBET should not take any action to proceed with the Annual Meeting that would interfere with TVG’s ability to designate director nominees pursuant to Section 4.05.

I am available to discuss these matters.

Sincerely yours,

/s/ John Hindman

John Hindman

cc:    Steve Kay